SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of December, 2017
Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA
(Exact name of registrant as specified in its charter)

Energy Company of Paraná
(Translation of Registrant's name into English)

Rua Coronel Dulcídio, 800
80420-170 Curitiba, Paraná
Federative Republic of Brazil
(5541) 3222-2027
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

COMPANHIA PARANAENSE DE ENERGIA - COPEL
Corporate Taxpayer’s ID (CNPJ) No. 76.483.817/0001-20
PUBLICLY-HELD COMPANY
CVM Registry No. 1431-1
SEC Registry (CUSIP) No. 20441B308 – Common
SEC Registry (CUSIP) No. 20441B407 – Preferred “B”
LATIBEX Registry No. 29922 – Preferred “B”

NOTICE TO SHAREHOLDERS

On December 13, 2017, at its 173rd Ordinary Meeting, COPEL's Board of Directors resolved to antecipation the Interest on Equity (JCP) portion, in replacement of the dividends for the year 2017, in accordance with Law No. 9,249/95, to the shareholders with position on December 28, 2017. The distributed profit, as well as the payment date, will be ratified at the Annual General Meeting, to be held until April 2018, in which it will analyze the Management Report, Balance Sheet and other Financial Statements for the year 2017.

1.                INTEREST ON EQUITY

1.1.               Gross amount: R$266,000,000.00

1.2.               Earnings per share:

1.2.1.          R$0. 92624 per common share – ON

1.2.2.          R$2.89050 per Class “A” preferred shares – PNA

1.2.3.          R$1.01887 per Class “B” preferred shares – PNB

1.3.               Shareholding position on: December 28, 2017

1.4.               Ex-interest from: January 02, 2018

1.5.               Taxes: 15.00%, according to the Law No. 9,249/95

1.6.               Legal entities, which are characterized with the Brazilian legislation, EXEMPT from withholding Income Tax, shall, until April 27, 2018, prove this situation to the Company (address in item 4.1), through a document issued by the Federal Revenue Service, or court decision or statement mentioning the Law that refers to the exemption.

2.                   PAYMENT CONDITIONS

2.1.               Bank account deposit (in accordance with the shareholder’s registration data).

2.2.               Money order.

3.                   REGISTRATION

3.1.          The shareholders who opt for bank account deposit must send correspondence with authorization to do so (address in item 4.1), indicating the bank, branch and account number.

4.                   SHAREHOLDER SERVICES

4.1.               Shareholder and Custody Department

Rua Coronel Dulcídio, 800 – 3º andar - CEP 80420-170 -  Curitiba – PR

Phone: 0800-41-2772            Fax: (41) 3331-2916              e-mail: acionistas@copel.com

4.2.               Depositary Bank abroad: The Bank of New York Mellon

101 Barclay Street, 22th Floor

New York – NY – 10286

Phone: (212) 815-7118

e-mail: Cassandra.miranda@bnymellon.com

Curitiba, December 13, 2017

Adriano Rudek de Moura

Chief Financial and Investor Relations Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date December 14, 2017

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Antonio Sergio de Souza Guetter
Antonio Sergio de Souza Guetter Chief Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.